Exhibit 10.4

[Georgia Gulf Letterhead]

Georgia Gulf Corporation 115 Perimeter Center Place/Suite 460 Atlanta, GA30346 (770) 395-4517 FAX (770) 395-4509

November 11, 2008

Mr. Mark Orcutt

Pittsburgh, Pennsylvania

Dear Mark:

I am pleased to offer you the position of Executive Vice President – Building Products for Georgia Gulf Corporation.  The location of the position is Toronto, Ontario. Everyone here has been very impressed with your candidacy and we feel you will be a great fit with our corporate culture.  We look forward to having you join us.

The specific terms of the offer are:

Sign-On Bonus:  The Company will pay you a total of US$200,000, in two equal installments, the first within ten days of your first day of work and the second within ten days of March 31, 2009.

Base Salary:  US$ 400,000.  The Compensation Committee of the Board considers salary adjustments annually.

Currency Exchange and Tax Equalization:  For simplicity, you will be paid in U.S. dollars as a U.S. employee until you have legal status to be paid as a Canadian employee (but at least through December 31, 2008).

Thereafter your cash compensation (salary, bonuses, and perquisite/car allowance) will continue to be paid in U.S. dollars per this agreement, but will be converted to Canadian dollars quarterly based on the exchange rate as of the fifth business day of the first month of each quarter.  The adjustment to pay will be made as of the next pay period.  No adjustment will be made unless the quarter-to-quarter change in the exchange rate is 5% or greater.

Your Canadian cash compensation will be increased in order to equalize your salary, bonuses, and perquisite/car allowance for taxes so that the income tax burden is equal to the U.S./Pennsylvania tax burden.  This will be calculated by our consultants, Ernst & Young Canada, during November 2008.

Annual Incentive Bonus Target:  Our Incentive Bonus Program is on a calendar year basis with the payment being made once per year, usually prior to the end of February.  In order to be eligible for a payment, an employee must be employed as of December 31. The bonus target for your position is 60% of base salary (US$240,000).  The current bonus program has a payment a range of 0% to 200% of target depending on the company’s attainment of its financial goals.  Bonus payments for the 2007, 2006, 2005 and 2004 years were 0%, 132%, 117%, and 169% of target respectively and the 2008 plan is not expected to payout.

Long-term Incentives:  Equity is an important component of pay at Georgia Gulf.  The Board has most typically awarded Stock Options and/or Restricted Stock Units but has, at times, used other equity types like performance or restricted shares.  Grants are typically made annually at a Board meeting in the first half of the year.  You will receive, on your hire date, you a grant of 100,000 Non-Qualified Stock Options.  The grant price will also be set as of your hire date.

Automobile:  You will receive a taxable company car allowance of US $12,500 paid annually.

Executive Benefits & Perquisites:  The Board determines all compensation for executives, including benefits.  The following describes the current benefits programs for executives.  In addition to the employee benefits provided to all employees, you will be eligible for the following:

A.

Supplemental Retirement Benefits: Because governmental restrictions sometimes limit the amount that the Company can contribute to its tax-qualified plans on your behalf, you are eligible for a restoration plan to supplement your accrual of retirement benefits (For US employees, pension and 401(k) savings plans and in Canada Registered Retirement Savings Plan). The restoration contributions needed will be made to the Deferred Compensation Program. For retirement benefits, you will be eligible for credits as if you had 20+ years of services.

B.

Deferred Compensation Plan (no employer contributions other than restoration contributions described above) This is only limited by the regulations governing such plans. The company currently does not have a Canadian deferred compensation plan but will establish one. If unable to establish one due to regulatory restrictions, we will utilize the existing U.S. deferred compensation program if allowable or make other arrangements to deliver the funds to you.

C.	Perquisite Allowance of US$25,000 annually: Beginning February 2009, you will receive an annual allowance in a lump-sum taxable payment to be spent at your discretion.
D.

Change In Control (CIC) Protection: In accordance with the Executive and Key Employee Change of Control Severance Plan, severance payment equal to 1 ½ years salary and target bonus in the event of CIC and (a) involuntary termination or (b) voluntary termination following required move or reduction of pay.

Two-Year Guarantee:  As additional protection, if you are terminated (or resign due to forced move or reduction of pay), your pay (salary and target bonus) will be continued through the date that is two years after your hire date.

Years Three and Four Guarantee:  Additionally, if you are involuntarily terminated without cause, fifty (50) percent of your salary will be continued through the years three and four that occur after your hire date.

Relocation:  You will be eligible to be reimbursed for all expenses associated with the move and physical relocation of all of your personal belongings to the greater Toronto area.  This includes the purchase of your existing home in Pittsburgh if necessary at the market competitive purchase price as determined by the third party relocation firm.  The company uses a relocation firm to manage this process for you.

Vacation:  You will be eligible for 5 weeks of vacation annually.  That is the maximum amount of vacation that can be accrued at Georgia Gulf.

Other Employee Benefits:  You are eligible for all of the employee benefits provided for Georgia Gulf including:

Medical, Dental and Vision Benefits

Retirement Plan

Group Life Insurances, Short-term Disability and Long-term Disability

We also understand that you will be due a 2008 bonus payment and will be vesting in some shares of stock at your current employer.  In recognition of this, the Company will pay you minimum payments of  US$125,000 from the Incentive Bonus Program in February of 2009 and 2010.  You must remain an active employee to receive these payments.

If you find these terms agreeable, please sign below and return this to me.  I look forward to having you join Georgia Gulf.

Sincerely

/s/ James L. Worrell
James L. Worrell	/s/ Mark Orcutt	11/12/08
Vice President-Human Resources	Mark Orcutt

Copy:  Paul Carrico; Patrick Fleming; Wayne Sales; Stuart Guthrie